UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

POST-EFFECTIVE AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HORIZON HEALTH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-2293354
(State of incorporation or organization)	(I.R.S. Employer Identification No.
.
1500 Waters Ridge Drive
Lewisville, Texas	75057-6011
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Common Stock

(Title of class)

Horizon Health Corporation, a Delaware corporation formerly named Horizon Mental Health Management, Inc., hereby amends Items 1 and 2 of its Registration Statement on Form 8-A filed on February 7, 1997. The complete text of each Item, as amended, is set forth below.

Item 1. Description of Registrant’s Securities to be Registered.

Rights to Purchase Common Stock

General

On January 29, 1997, the board of directors of Horizon Health Corporation (the “Company”), a Delaware corporation then named Horizon Mental Health Management, Inc., declared a dividend distribution of one Common Stock purchase right (a “Right”) for each outstanding share of Common Stock, $.01 par value (the “Common Stock”), of the Company at the close of business on February 19, 1997 (the “Record Date”). As used below, unless the context suggests otherwise, “the Company,” the “Registrant,” “we,” “our,” and “us” refer to Horizon Health Corporation.

The description and terms of the Rights are set forth in the Rights Agreement dated as of February 6, 1997 (the “Initial Rights Agreement”), as amended, between the Company and American Stock Transfer & Trust Company. Effective April 22, 2005, the Company and American Stock Transfer & Trust Company entered into the First Amendment to Rights Agreement dated as of April 22, 2005 (the “First Amendment”). The First Amendment amended the Initial Rights Agreement to delete the requirement that certain redemptions or exchanges of Rights be approved by a majority of the members of our board of directors in office prior to the date of the Initial Rights Agreement or members of the board whose nominations to the board were recommended or approved by board members in office prior to the date of the Initial Rights Agreement. The Initial Rights Agreement, as amended by the First Amendment, is referred to below as the “Rights Agreement.”

Pursuant to the dividend declaration referred to above, on March 4, 1997, a holder of a share of Common Stock as of the Record Date received a distribution of one Right per share of Common Stock in accordance with and pursuant to the Rights Agreement. One Right was also issued with respect to each share of Common Stock issued after the Record Date and prior to May 16, 2005. Under the terms of the Rights Agreement as amended and in effect at May 16, 2005, one Right will also be issued with respect to each share of Common Stock issued on or after May 16, 2005 and prior to the earlier of the exercisability date and the expiration date referred to below, including shares of Common Stock issued pursuant to our stock option or other employee benefit plans. The Rights will not be exercisable after the close of business on March 4, 2007, and may cease to be exercisable prior to that date under certain circumstances summarized below.

On May 11, 2005, we announced that our board of directors declared a two-for-one stock split to be effected in the form of a 100% stock dividend (the “Stock Split”), pursuant to which, on June 15, 2005, we will distribute to each holder of record of Common Stock at the close of business on May 31, 2005 (the “Split Record Date”), one additional share of Common Stock for each outstanding share of Common Stock held of record by such holder at the Split Record Date (and with one Right, as defined in the Rights Agreement, attached to each such additional share of Common Stock). Section 11(a)(i) of the Rights Agreement provides that in the event of any stock split or stock dividend by the Company with respect to the Common Stock, the exercise price of Rights in effect at the time of the record date of such split or dividend (and, in certain circumstances, the number of shares of capital stock issuable upon exercise of such Rights) shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the exercise price then in effect, the aggregate number and kind of shares of Common Stock (or, if applicable, other capital stock) which, if such Right had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive upon such split or dividend. Accordingly, pursuant to the terms of the Rights Agreement, as of June 15, 2005, the exercise price for each Right under the Rights Agreement will adjust from $83.33 to $41.665. In addition, certain other proportionate adjustments to the terms of the Rights will be made in connection with the Stock Split pursuant to the terms of the Rights Agreement.

Certain provisions of the Rights Agreement are summarized below.

Exercise Price

Each Right, when it first becomes exercisable, entitles the holder to purchase Common Stock at the exercise price determined pursuant to the Rights Agreement. At May 16, 2005, the exercise price is $83.33 per Right. On June 15, 2005, as a result of the Stock Split, the exercise price will adjust from $83.33 to $41.665 per Right, subject to further adjustment as specified in the Rights Agreement.

Exercisability of Rights

Initially, the Rights are not exercisable or transferable apart from the shares of Common Stock with respect to which the Rights were issued, and are evidenced only by the certificates representing those shares. The Rights will become exercisable and transferable apart from the Common Stock on the exercisability date. The exercisability date is the earlier of (i) the close of business on the tenth business day after a public announcement that a person or group of affiliated or associated persons has become an “acquiring person” (meaning it or they acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding Common Stock, with certain exceptions described in the Rights Agreement (including exceptions for shares owned by us or one of our subsidiaries or employee benefit plans, and for shares owned by any person who our board of directors determines inadvertently reached the 15% beneficial ownership level and who promptly divests sufficient shares so that 15% or greater beneficial ownership ceases)) or (ii) the close of business on a date determined by a majority of our board of directors, following the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an acquiring person.

The Rights will be exercisable from the exercisability date until the expiration date, which is the earlier of the close of business on March 4, 2007, the date the Rights are redeemed by us, or the date the Rights are exchanged by us, at which time they will expire.

Transferability of Rights

Prior to the exercisability date, Rights will not be transferable apart from the shares of Common Stock to which they are attached. Until the exercisability date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the exercisability date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificate for shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by the certificate.

As soon as practicable after the exercisability date, separate certificates evidencing the Rights will be mailed to each record holder of shares of Common Stock as of the close of business on the exercisability date and, in certain circumstances, holders of certain shares issued after the exercisability date. Until exercised, the holders of Rights will not have any rights of holders of Common Stock, including any rights to vote or receive dividends on the Common Stock.

Flip-In Rights

A flip-in event occurs if any person or group acquires 15% or more of the Common Stock. After the occurrence of a flip-in event, each Right will entitle the holder to receive, upon exercise and payment of the exercise price, the number of shares of Common Stock having a market value immediately prior to the flip-in event equal to two times the then current exercise price of the Right (i.e., a 50% discount), except that in certain circumstances any Right that is or was beneficially owned by an acquiring person (or any of its affiliates or associates) will become null and void upon the occurrence of the flip-in event. Cash will be paid in lieu of fractional shares.

For example, at the exercise price of $83.33 per Right as of May 16, 2005, if any person becomes the beneficial owner of 15% or more of our outstanding Common Stock, ten business days thereafter each Right (other than Rights owned by that person or any of its affiliates or associates, which will have become void) would entitle its holder to purchase $166.66 worth of Common Stock for $83.33. Assuming that the Common Stock had a per share value of $16.66 at that time, each Right would effectively entitle its holder to purchase ten shares of Common Stock for $83.33.

Flip-Over Rights

A flip-over event occurs if, following an exercisability date, either (i) we are acquired in a merger or other business combination transaction or (ii) we sell or otherwise transfer more than 50% of our aggregate assets or earning power. After the occurrence of a flip-over event, each holder of a Right (except Rights previously voided as described above) will thereafter have the right to receive, upon exercise, shares of Common Stock of the acquiring person having a value equal to two times the then current exercise price of the Right. The flip-over right will be exercisable apart from, and regardless of the exercise or surrender of, the flip-in right.

Redemption of Rights

At any time before the close of business on the tenth business day following a public announcement that a party is an acquiring person, our board of directors may redeem the Rights in whole but not in part at a redemption price determined pursuant to the Rights Agreement. At May 16, 2005, the redemption price is $.01 per Right, but such redemption price will adjust to $.005 per Right as of June 15, 2005 as a result of the Stock Split (and the redemption price is subject to further adjustment to reflect any subsequent stock split, stock dividend or similar transaction). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange of Rights

At any time after any person becomes an acquiring person, our board of directors may exchange the Rights (other than Rights owned by the acquiring person or any of its affiliates or associates which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right, subject to appropriate adjustment to reflect any stock split, stock dividend or similar transaction.

Adjustments

The exercise price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

Reserved Shares/Substitution of Assets

The Rights Agreement contemplates that we will reserve a sufficient number of authorized but unissued shares of Common Stock to permit the exercise in full of the Rights should they become exercisable. Our board of directors may (and under certain circumstances is obligated to) issue other equity securities or assets upon the exercise of the Rights if sufficient shares of Common Stock are not available for issuance. The board may make adequate provision to substitute for the shares of Common Stock which are not available for issuance upon exercise of Rights either cash, other equity securities of the Company (including, without limitation, shares of our preferred stock), debt securities of the Company, other assets, or a combination of the foregoing, having an aggregate value (as determined by a majority of the board after receiving advice from a nationally recognized investment banking firm) equal to the value of the shares of Common Stock unavailable for issuance upon exercise of the Rights. In addition, the board, subject to certain limitations, may amend the Rights Agreement to change the exercise price and therefore the number of shares of Common Stock issuable upon exercise of the Rights. If we do not take such action within 30 days following the later of a flip-in event or the date on which our right of redemption with respect to the Rights expires, then we will be required to deliver cash as the substitute for the unavailable authorized shares of Common Stock.

Amendment of the Rights Agreement

At any time prior to the exercisability date, our board of directors may amend any provision of the Rights Agreement in any manner, including to change the exercise price, without the approval of the holders of our Common Stock. Thereafter, subject to certain limitations, the board of directors may amend the Rights Agreement without the approval of the holders of the Common Stock so long as the interests of the holders of the Rights are not adversely affected, including generally (i) to shorten or lengthen any time period under the Rights Agreement or (ii) in any manner that the board deems necessary or desirable, so long as the amendment is consistent with and for the purpose of fulfilling the objectives of the board in originally adopting the Rights Agreement.

Other

A copy of the Rights Agreement, including the Initial Rights Agreement and the First Amendment, has been incorporated herein as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Anti-Takeover Provisions

Rights Agreement

The Rights issued pursuant to the Rights Agreement have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by our board of directors since our board may, at its option, at any time prior to the close of business on the tenth business day following a public announcement that a party is an acquiring person, redeem all but not less than all of the then outstanding Rights at a redemption price determined pursuant to the Rights Agreement.

Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by our stockholders.

Provisions of Our Certificate of Incorporation and Bylaws

Portions of our certificate of incorporation and bylaws may make the acquisition of control of the Company more difficult. These provisions may also encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or which is otherwise unfair to our stockholders. We have summarized the key provisions below. You should read our certificate of incorporation and bylaws, copies of which have been filed by us with the Securities and Exchange Commission, for a more complete description of these and other provisions.

As of May 16, 2005, our authorized capital stock includes 500,000 shares of preferred stock, $.10 par value per share. As of May 16, 2005, none of our preferred stock is outstanding. Our board of directors has the authority to authorize the issuance of preferred stock in one or more series and to fix the rights (including voting rights, if any), preferences, privileges and restrictions granted to or imposed upon any series, without any further vote or action by stockholders. Any future issuance of Common Stock or preferred stock will be subject to the rights of holders of any outstanding shares of preferred stock we issue in the future.

We believe the preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having authorized shares of preferred stock available for issuance will allow us to issue shares of preferred stock without further action by stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or market on which our securities may be listed. Our board of directors could authorize us to issue a series of preferred stock, the terms of which could impede the completion of a merger, tender offer or other takeover attempt and may adversely affect the voting and other rights of the holders of Common Stock or other preferred stock then outstanding. Our board of directors will make any determination to issue shares based on its judgment as to the best interests of us and our stockholders at the time of issuance. In so acting, the board could cause us to issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of the stock.

Our bylaws provide that the number of directors may be fixed from time to time by our board of directors. The bylaws also provide that, subject to any rights of the holders of our outstanding preferred stock, a majority of our directors then in office will have the authority to fill any vacancies on the board. As a result of these provisions, the board of directors could temporarily prevent any stockholder from obtaining majority representation on the board by enlarging the board and filling the new directorships with its own nominees.

Item 2. Exhibits.

1.	Rights Agreement dated as of February 6, 1997, between the Registrant and American Stock Transfer & Trust Company, which includes as exhibits the form of Right Certificate and the Summary of Rights (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed February 7, 1997, File No. 000-22123).

2.	First Amendment to Rights Agreement dated as of April 22, 2005, between the Registrant and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed April 26, 2005, under File No. 001-13626).

3.	Letter to stockholders of the Registrant dated and sent March 3, 1997 (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form 8-A filed February 7, 1997, File No. 000-22123).

4.	Press Release issued by the Registrant (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form 8-A filed February 7, 1997, File No. 000-22123).

5.	Form of Certificate of Adjustment to be delivered pursuant to the Rights Agreement dated as of February 6, 1997, by and between the Company and American Stock Transfer & Trust Company, as amended by the First Amendment to Rights Agreement dated as of April 22, 2005 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed May 13, 2005, under File No. 001-13626).

6.	Proposed Letter from John E. Pitts, Chief Financial Officer of the Company, to stockholders of the Company (incorporated herein by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed May 13, 2005, under File No. 001-13626).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HORIZON HEALTH CORPORATION

Date: May 16, 2005	By:	/s/ John E. Pitts
John E. Pitts Chief Financial Officer